02060068

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date November 21, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services appoints new Group Finance Director" dated November 21, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Heberling

Andres Christen

Enclosure

dlw 12/2

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services appoints new Group Finance Director

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, November 21 – Zurich Financial Services has appointed Patrick O'Sullivan, 53, to be Group Finance Director and member of the Group Executive Committee effective December 2, 2002. Patrick O'Sullivan has been Chief Executive, General Insurance and Banking, at Zurich Financial Services UKISA Division since 1998. In his new responsibility he will assume leadership for all of the Group's finance functions, and he will be reporting to Zurich's Chief Executive Officer James J. Schiro.

James J. Schiro said: "Patrick's skill and breadth of experience will provide the leadership and discipline needed to strengthen all aspects of our financial function. He will help drive our profit improvement initiative and further develop our relationships with financial institutions and investors."

Before joining Eagle Star Insurance Company in 1997, which became part of the Group as a consequence of the merger with BAT Financial Services, Patrick O'Sullivan held management positions with Bank of America, Goldman Sachs International, GE Capital and BZW, the Investment Banking arm of the Barclays Group, where he was Chief Operating Officer from 1996 to 1997. Patrick O'Sullivan is a Fellow of the Institute of Chartered Accountants in Ireland and a graduate of Trinity College, Dublin, as well as the London School of Economics.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich

ZURICH
FINANCIAL SERVICES

is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN